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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                                  Commission File Number 1-12054


                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K   / / Form 20-F   / / Form 10-Q    / / Form N-SAR

                       For Period Ended: December 1, 2000

                    [  ] Transition Report on Form 10-K
                    [  ] Transition Report on Form  20-F
                    [  ] Transition Report on Form 11-K
                    [  ] Transition Report on Form 10-Q
                    [  ] Transition Report on Form N-SAR

                For the Transition Period Ended: _______________

          READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Washington Group International, Inc.
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Full Name of Registrant

Morrison Knudsen Corporation
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Former Name if Applicable

720 Park Boulevard
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Address of Principal Executive Officer (STREET AND NUMBER)

Boise, Idaho  83712
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
/X/ on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed)

     As more fully described in the news release issued today and included as a part of this Form 12b-25 as Exhibit 1, Washington Group International, Inc. currently faces severe near-term liquidity problems. Washington Group cannot file its Annual Report on Form 10-K for the year ended December 1, 2000 because it needs additional time to attempt to resolve and then to reflect the impact of its current situation on its financial statements and related disclosures to be included in the annual report. In addition, Washington Group is in discussions with the lenders under its credit facilities, its surety companies and other parties to attempt to solve its near-term liquidity problems. The results of those discussions will have a significant impact on our financial statements and related disclosures as of and for the year ended December 1, 2000.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Richard D. Parry                208             386-5000
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(Name)                      (Area Code)    (Telephone Number)

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     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            /X/ Yes      / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

                                                            /X/ Yes      / / No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of operations for the fiscal year ended December 1, 2000 will not be comparable to results of operations for the last fiscal year due to Washington Group's acquisition of Raytheon Company's Engineers & Constructors business unit on July 7, 2000. Furthermore, the resolution of the matters described in Part III above will have a significant impact on the results of operations for the fiscal year ended December 1, 2000. The impact of these matters cannot be determined at this time.


                      Washington Group International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 2, 2001                   By /s/ George H. Juetten
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                                          Executive Vice President and Chief
                                          Financial Officer, in his respective
                                          capacities as such
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                                    EXHIBIT 1


       [NEWS RELEASE LETTERHEAD OF WASHINGTON GROUP INTERNATIONAL, INC.]

                                  March 2, 2001

         WASHINGTON GROUP FACES SHORT-TERM LIQUIDITY ISSUES DUE TO DELAY
          IN RESOLVING POST-ACQUISITION PRICE ADJUSTMENT FROM RAYTHEON
                       LOSSES ON RAYTHEON CONTRACTS CITED


     BOISE - Washington Group International, Inc. (NYSE: WNG) today announced that the company faces severe near-term liquidity problems due to a delay in resolving purchase price adjustments in connection with its acquisition of Raytheon Engineers & Constructors (RE&C) and due to substantial cost overruns and negative cash flows associated with certain RE&C projects acquired.

     Because of the additional time needed to focus on its near- term liquidity position and to reflect the impact of its current situation in its financial statements and related disclosures, the company also announced that it will delay its fourth quarter and fiscal 2000 earnings announcement until Friday, March 16, 2001.

     Washington Group expects a significant cash payment from Raytheon Company when Raytheon complies with its contractual obligations under the acquisition agreement.

     "The purchase price adjustment should have been determined by now," said Dennis R. Washington, Chairman and Chief Executive Officer. "And if it had, we simply wouldn't be in this position. Several RE&C projects had serious undisclosed problems and were in trouble before we acquired RE&C, and were it not for those contracts our business would be strong." Under the acquisition agreement, performance on these contracts is the responsibility of Washington Group, but performance guarantees by Raytheon Company to the project owners remain in place on most of the troubled RE&C projects.

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     On July 7, 2000, Washington Group paid Raytheon Company approximately $53 million and assumed liabilities then estimated to be $450 million to acquire RE&C. The purchase price was based on a Raytheon-prepared preliminary April 30, 2000 balance sheet and remains subject to a cash adjustment, based on an audited version of that financial statement.

     The parties agreed that Raytheon would prepare and deliver the audited balance sheet of the RE&C businesses by January 14, 2001, and Raytheon has failed to do so. The acquisition agreement provides for a dispute resolution process to resolve any disagreements between the parties once the audited balance sheet has been prepared. Despite Washington Group's efforts to complete the process in a timely manner, the adjustments to the purchase price remain unresolved and Washington Group has not received the cash payment it expects under the contract.

     As previously reported, as of September 1, 2000, the company reduced RE&C assets and increased liabilities by approximately $700 million from amounts originally estimated.

     The company is in default under certain covenants in its senior credit facilities with its banks. In addition, the company currently is unable to secure performance bonds necessary to obtain certain new projects. The company will request waivers from its lenders and attempt to restore its bonding capacity; however, no assurance can be given that it will be able to obtain waivers or that it will improve its liquidity and financial condition to a level necessary to obtain bonding capacity.

     Washington Group's viability is dependent upon resolution of its near-term liquidity problems. Washington Group is currently in discussions with its lenders, surety companies and other parties to attempt to solve its near-term liquidity problems. It is considering all alternatives to increase liquidity, including various measures to conserve cash, the incurrence of additional

                                     -MORE-
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debt, the issuance of additional equity and the sale of all or a portion of its assets. Given the near-term nature of its liquidity problems, however, Washington Group's alternatives are limited and there is no assurance that Washington Group will be able to obtain additional funds. If Washington Group is unable to obtain additional sources of cash, it may, among other alternatives, seek protection from its creditors under the United States Bankruptcy Code.

     Washington Group International, Inc. is an international engineering and construction firm with more than 39,000 employees at work in 43 states and more than 35 countries.

                         WASHINGTON GROUP MARKETS SERVED

Energy, environmental, government, heavy-civil, industrial, mining, nuclear-services, operations and maintenance, petroleum and chemicals, process, pulp and paper, telecommunications, transportation, and water-resources

Members of the public are invited to listen to a live company conference call on the Internet on Monday, March 5, 2001 at 12:00 noon EST to discuss the contents of this release. Interested members of the public may listen to the call via a live webcast available on the company's homepage: http://www.wgint.com.

This news release contains forward-looking statements within the meaning of the private securities litigation reform act of 1995, which are identified by the use of forward-looking terminology such as MAY, WILL, WOULD, COULD, SHOULD, EXPECT, ANTICIPATE, INTEND, PLAN, ESTIMATE, or CONTINUE or the negative thereof or other variations thereof. Such forward-looking statements are necessarily based on various assumptions and estimates and are inherently subject to various risks and uncertainties, including risks and uncertainties relating to the possible invalidity of the underlying assumptions and estimates and possible changes or developments in social, economic, business industry, market, legal, and regulatory circumstances and conditions and actions taken or omitted to be taken by third parties, including the corporation's customers, suppliers, business partners, and competitors and legislative, regulatory, judicial, and other governmental authorities and officials.

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